[Stubbs, Alderton & Markiles Letterhead]
	Christian J. Scognamillo
	Associate
	Direct Voice	818.444.4512
	Direct Fax	818.444.6312
	E-Mail	cscognamillo@biztechlaw.com

February 15, 2008

VIA EDGAR

Mr. Robert Burnett
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Ironclad Performance Wear Corporation
Item 4.01 Form 8-K filed February 7, 2008
File No. 0-51365

Dear Mr. Burnett:

On behalf of Ironclad Performance Wear Corporation (the “Company”), we are transmitting for filing  with the Securities and Exchange Commission (the “Commission”) a Current Report on Form 8-K/A (the “Amendment”). The Amendment is being filed in response to comments (the “Comments”) received from the staff of the Commission (the “Staff”), by letter dated February 8, 2008 with respect to the Current Report on Form 8-K as filed with the Commission on February 7, 2008 (File No. 0-51365). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff's convenience, have been incorporated into this response letter

1.
In the first paragraph you disclose you engaged Rotenberg effective February 1, 2008; however, in the fourth paragraph there were no consultations in the period through February 5, 2008. Please tell us, and revise the disclosure to clarify, why February 5, 2008 is the correct date.

The Company respectfully acknowledges the Staff's comment and has revised the disclosure in the Amendment.

2.
Please revise to state the period through which there were no disagreements with your former accountant. We would expect this period to be the two most recent fiscal years and the subsequent interim period through February 1, 2007. If some other date is more appropriate, please tell us why and revise the disclosure to clarify.

The Company respectfully acknowledges the Staff's comment and has revised the disclosure in the Amendment.

3.
We do not believe your disclosure that your former auditors were replaced satisfies the requirements of Item 304(a)(i) of Regulation S-B. Please revise to state if the former auditors were dismissed or if they resigned or declined to stand for re-election.

Mr. Robert Burnett
United States Securities and Exchange Commission
February 15, 2008

The Company has revised the disclosure in response to the Staff’s comment.

4.
We note the “date of report” printed on the cover of your document and in your EDGAR header tag is February 7, 2008; however, it appears that the earliest event reported is February 1, 2008. Please note for future reference that the date of report should be the date of the earliest event reported.

The Company respectfully acknowledges the Staff's comment and has revised the disclosure in the Amendment.

By countersigning this letter below, the Company acknowledges and agrees that:

•	it is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me if you any more questions or comments with respect to the foregoing. Thank you.

Sincerely,

/s/ Christian J. Scognamillo

Christian J. Scognamillo

ACKNOWLEDGED AND AGREED TO
THIS 15th DAY OF FEBRUARY, 2008

IRONCLAD PERFORMANCE WEAR CORPORATION

By:  /s/ Avi Suriel
Avi Suriel,
Executive Vice President and Chief Financial Officer